Graubard Miller
The Chrysler Building
405 Lexington Avenue
New York, N.Y. 10174-1101
(212) 818-8800

Facsimile	direct dial number

(212) 818-8881	(212) 818-8638
email address
jgallant@graubard.com
January 26, 2018

Ms. Mara L. Ransom
Assistant Director
Office of Consumer Products
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Union Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted December 20, 2017
CIK No. 0001725206

Dear Ms. Ransom:

On behalf of Union Acquisition Corp. (“Company”), we respond as follows to the Staff’s comment letter, dated January 16, 2018, relating to the above-captioned Draft Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in the Registration Statement. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We are supplementally providing the Staff with a copy of a written communication, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that the Company has presented to potential investors in reliance on Section 5(d) of the Securities Act, as requested. We will supplementally provide the Staff with any other written communications that are used in the future, whether or not investors retain copies of the communications.

Prospectus Summary, page 2

2.

We note your statement that you intend to focus on "businesses within sectors that are underrepresented on public exchanges and therefore represent the potential for valuation arbitrage." Please disclose the sectors that you believe are underrepresented, with a view to providing investors with insight into the industries in which you plan to focus.

We have revised the disclosure on pages 2 and 46 of the Registration Statement as requested.

3.

Please disclose the basis for your statements that "Argentina, Brazil, and Chile have experienced significant economic recovery in recent months" and that "[r]ecovering consumer confidence, accommodative financial conditions, rising commodities prices and a healthy global backdrop are expected to continue driving Latin America's improved economic performance in 2018."

We have revised the disclosure on pages 2 and 46 of the Registration Statement to indicate that the above-referenced statements were based on research from BBVA Research and JP Morgan.

Proposed Business, page 46

4.

We note that you have one executive officer. We also note that you do not appear to have a sponsor. Accordingly, please provide additional detail regarding how you plan to identify and evaluate possible acquisition candidates. In doing so, please tell us whether any of your initial shareholders plan to help you identify and evaluate possible acquisition candidates pursuant to the Business Combination Marketing Agreement. Please also disclose whether management or your initial shareholders has any prior experience with special purpose acquisition companies.

We have revised the disclosure on pages 2 and 46 of the Registration Statement as requested.

Liquidation if No Business Combination, page 53

5.

You disclose that Union Group International Holdings Limited has contractually agreed pursuant to a written agreement that, if you liquidate the trust account prior to the consummation of a business combination, it will be liable to ensure that the proceeds in the trust account are not reduced by the claims of target businesses, vendors, or other entities. Please file such written agreement as an exhibit to this registration statement or tell us why you do not believe this agreement is material. Refer to Item 601(b)(10) of Regulation S-K.

We will file the form of such written agreement as Exhibit 10.1 to the Registration Statement as soon as possible.

Certain Transactions, page 70

6.

You disclose here and throughout your filing that you issued an unsecured promissory note to one of your initial shareholders on December 4, 2017, pursuant to which you may borrow up to an aggregate principal amount of $200,000. Please disclose here and in the Related Party Transactions section on page 44 the name of this shareholder. Refer to Item 11(n) of Form S-1 and Item 404(a)(1) of Regulation S-K.

We have revised the disclosure throughout the Registration Statement as requested.

7.

Please disclose the number of private warrants that each of your initial shareholders has agreed to purchase and the approximate dollar value involved in the transaction, with a view to better understanding each affiliated party's interest in the transaction.

We have revised the disclosure on page 70 of the Registration Statement as requested.

8.

Please disclose in this section the approximate amount of underwriting fees, administrative fees, and fees to be received pursuant to the Business Combination Marketing Agreement by each of Ladenburg Thalmann, Brookline Capital Markets, and Atlantic-Pacific Capital, respectively.

We have revised the disclosure on page 71 of the Registration Statement as requested.

Taxation, page 85

9.

We note your disclosure that the Government of the Cayman Islands will not, under existing legislation, impose certain taxes upon your shareholders, and that you have applied for and received an undertaking from the Financial Secretary of the Cayman Islands. Please confirm that you will file the required opinion regarding tax matters, or confirm that you will file the undertaking you received from the Financial Secretary of the Cayman Islands. Alternatively, please tell us why you think a tax opinion is not required for this transaction. For guidance, refer to Item 601 of Regulation S-K, and Section III.A.2. of Staff Legal Bulletin 19.

We have filed the undertaking the Company received from the Financial Secretary of the Cayman Islands as Exhibit 99.1 to the Registration Statement.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:       Kyle P. Bransfield